Exhibit 99.3
Private and Confidential
Date 28 August 2009
CHILALI CORP.
RUMER HOLDING LTD.
as joint and several Borrowers
-and-
EMPORIKI BANK OF GREECE S.A.
as Bank

SECOND SUPPLEMENTAL AGREEMENT

in relation to a Loan Agreement
dated 11 December 2007 as amended by
a supplemental agreement dated 10 July 2009,
for a loan facility of up to USD130,000,000

PIRAEUS

THIS SECOND SUPPLEMENTAL AGREEMENT is made on 28 August 2009
BETWEEN
(1)	CHILALI CORP. and RUMER HOLDING LTD. as joint and several Borrowers (the “Borrowers”);

(2)	EMPORIKI BANK OF GREECE S.A. as Bank.
BACKGROUND
(A)	By a Loan Agreement dated 11 December 2007 as amended by a supplemental agreement dated 10 July 2009 made between (i) the Borrowers as joint and several borrowers and (ii) the Bank, the Bank made available to the Borrowers a loan facility of up to USD130,000,000 upon the terms and for the purposes therein specified.

(B)	By a Loan Agreement dated 28 August 2009 (the “DK Loan Agreement”) made between (i) Kohylia Shipmanagement S.A. and Ducale Marine Inc. both of the Marshall Islands as joint and several borrowers (the “DK Borrowers”) and (ii) the Bank, the Bank made available to the DK Borrowers a loan facility of up to USD75,000,000 upon the terms and for the purposes therein specified.

(C)	The Bank has made a request to the Borrowers that they provide security additional to the security already provided by the DK Borrowers to the Bank pursuant to the DK Loan Agreement.

(D)	This Agreement sets out the terms and conditions on which the Borrowers agree, with effect on and from the date hereof, at the request of the Bank, to provide additional security to the DK Loan Agreement and the consequential amendments to the Loan Agreement.
IT IS AGREED as follows:
1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Collateral Account Pledges” means the second priority pledges required to be executed hereunder by the Borrowers over the Collateral Accounts in such form as the Bank may agree or require;

“Collateral Charter Assignment” means a second priority specific assignment of any Extended Employment Contract in respect of a Vessel required to be executed hereunder by either Borrower in favour of the Bank (including any notices and/or acknowledgements and/or undertakings associated therewith) in such form as the Bank may require in its sole discretion;

“Collateral Charter Insurance Assignment” means a second priority assignment of the Charter Insurances in respect of the Vessels executed or to be executed by such named insured as the Bank may require in favour of the Bank, in such form as the Bank may in its sole discretion require;

“Collateral General Assignment” means, in respect of each Vessel, the second priority deed of assignment of its earnings, insurances and requisition compensation executed or to be executed by the relevant Owner in favour of the Bank in such form as the Bank may require in its sole discretion, and in the plural means both of them;

“Collateral Guarantee” means each guarantee required to be executed hereunder by the Borrowers in respect of the obligations of the DK Borrowers under the DK Loan Agreement in such form as the Bank may agree or require and in the plural means both of them;

“Collateral Manager’s Undertakings” means, collectively, the undertakings and (in respect of the Technical Manager’s undertakings) second priority assignments required to be executed respectively hereunder by the Technical Manager and the Commercial Manager in favour of the Bank in respect of each of the Vessels each in such form as the Bank may require in its sole discretion (and “Collateral Managers’ Undertakings” means all of them);

“Collateral Mortgage” means, in relation to each Vessel, the second preferred mortgage of such Vessel required to be executed hereunder by the Borrower which is the owner thereof in such form as the Bank may agree or require, and in the plural means both of them; and

“Loan Agreement” means the Loan Agreement dated 11 December 2007 as amended by a supplemental agreement dated 10 July 2009 referred to in Recital (A).

1.3	Application of construction and Interpretation provisions of Loan Agreement. Clauses 1.2, 1.3, 1.4 and 1.5 of the Loan Agreement apply, with any necessary modifications, to this Agreement.

2	UNDERTAKINGS

2.1	Undertakings. The Borrowers hereby irrevocably and unconditionally agree and undertake (for good and valuable consideration, receipt and adequacy whereof they hereby acknowledge) to deliver to the Bank forthwith:

(a)	Corporate documents

Certified Copies of all documents which evidence or relate to the constitution of each Borrower and its current corporate existence;

(b)	Corporate authorities
(i)	Certified Copies of resolutions of the directors of each Borrower approving this Supplemental Agreement and authorising the execution and delivery hereof and performance of the relevant Borrower’s obligations hereunder, additionally certified by an officer of the relevant Borrower as having been duly passed at a duly convened meeting of the directors of the relevant Borrower and not having been amended, modified or revoked and being in full force and effect; and

(ii)	originals or Certified Copies of any powers of attorney issued by the Borrowers pursuant to such resolutions;
(d)	Certificate of incumbency

a list of directors and officers of each Borrower specifying the names and positions of such persons, certified by an officer of the relevant Borrower to be true, complete and up to date;

(e)	Further opinions, etc

any further opinions, consents, agreements and documents in connection with this Agreement and the Security Documents which the Bank may request by notice to the Borrowers; and

(f)	Endorsement

the endorsement at the end of this Agreement signed by each Security Party (other than the Borrowers);

3	AMENDMENTS TO LOAN AGREEMENT AND OTHER SECURITY DOCUMENTS

3.1	Specific amendments to Loan Agreement. With effect on and from the date hereof the Loan Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:
(a)	by adding in Clause 1.2 thereof each of the definitions in Clause 1.2 of this Agreement (other than the definition of “Loan Agreement”);

(b)	by adding at the end of the definition of “Group” in clause 1.2 the words “but excluding any company which is publicly listed”;

(c)	by deleting the definitions of “Earnings Account” and “Earnings Account Pledge” and replacing them with the following:

“Earnings Account” means, in respect of each Borrower, an interest bearing USD Account required to be opened hereunder with the Bank in the name of such Borrower designated “[Borrower’s name] — Earnings Account” and includes any other account designated in writing by the Bank to be an Earnings Account for the purposes of this Agreement and in the plural means both of them;

“Earnings Account Pledges” means the pledges required to be executed hereunder by the Borrowers over the Earnings Accounts in such form as the Bank may agree or require;

(d)	by construing all references in the Loan Agreement to “Earnings Account” or “Earnings Account Pledge” to be to both Earnings Accounts and both Earnings Account Pledges respectively;

(e)	by deleting from item (f) of Part G of Schedule 2 the words “(in respect of the first Vessel to be delivered only);”

(f)	by deleting from item (i) of Part G of Schedule 2 and replacing it with the words:

“(i) Earnings Account

evidence that the Earnings Account in respect of the Relevant Vessel has been opened by the Relevant Owner and duly completed mandates in relation thereto have been delivered to the Bank;”

(g)	by adding a new paragraph (u) in Schedule 2 Part G to read as follows:

“(u) Collateral Security Documents

the Collateral Mortgage, the Collateral General Assignment, (in relation to the first Relevant Vessel to be delivered only) the Collateral Earnings Account Pledge, the

Collateral Guarantee, the Collateral Charter Assignment and the Collateral Charter Insurance Assignment in respect of the Relevant Vessel each duly executed and delivered and evidence that the said Collateral Mortgage has been registered against the Relevant Vessel through the Registry under the laws and flag of the Flag State.”

(h)	by construing references throughout to “this Agreement”, “hereunder” and other like expressions as if the same referred to the Loan Agreement as amended and supplemented by this Agreement.
3.2	Amendments to Security Documents. With effect on and from the date hereof each of the Security Documents other than the Loan Agreement, shall be, and shall be deemed by this Agreement to be, amended as follows:
(a)	the definition of, and references throughout each of the Security Documents to, the Loan Agreement and any of the other Security Documents shall be construed as if the same referred to the Loan Agreement and those Security Documents as amended and supplemented by this Agreement;

(b)	by construing references throughout each of the Security Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Security Documents as amended and supplemented by this Agreement.
3.3	Security Documents to remain in full force and effect. The Security Documents shall remain in full force and effect as amended and supplemented by:
(a)	the amendments to the Security Documents contained or referred to in Clauses 3.1 and 3.2; and

(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement,
4	FURTHER ASSURANCES

4.1	Borrowers’ obligation to execute further documents etc. The Borrowers shall, and shall procure that any other party to any Security Document shall:
(a)	execute and deliver to the Bank (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Bank may, in any particular case, specify,

(b)	effect any registration or notarisation, give any notice or take any other step, which the Bank may, by notice to the Borrowers or other party, specify for any of the purposes described in Clause 4.2 or for any similar or related purpose.
4.2	Purposes of further assurances. Those purposes are:
(a)	validly and effectively to create any Security Interest or right of any kind which the Lender intended should be created by or pursuant to the Loan Agreement or any other Security Document, each as amended and supplemented by this Agreement; and

(b)	implementing the terms and provisions of this Agreement.
4.3	Terms of further assurances. The Bank may specify the terms of any document to be executed by the Borrowers or any other party under Clause 4.1, and those terms may include any covenants, powers and provisions which the Bank considers appropriate to protect its interests.

4.4	Obligation to comply with notice. The Borrowers shall comply with a notice under Clause 4.1 by the date specified in the notice.

4.5	Additional corporate action. At the same time as the Borrowers or any other party delivers to the Bank any document executed under Clause 4.1(a), that Borrower or such other party shall also deliver to the Bank a certificate signed by 2 of that Borrower’s or that other party’s directors which shall:
(a)	set out the text of a resolution of that Borrower’s or that other party’s directors specifically authorising the execution of the document specified by the Bank, and

(b)	state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under that Borrower’s or that other party’s articles of association or other constitutional documents.
5	NOTICES

5.1	General. The provisions of clause 16 (Notices) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

6	SUPPLEMENTAL

6.1	Counterparts. This Agreement may be executed in any number of counterparts.

6.2	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

7	LAW AND JURISDICTION

7.1	Governing law. This Agreement shall be governed by and construed in accordance with English law.

7.2	Incorporation of the Loan Agreement provisions. The provisions of clauses 18 and 19 (Governing Law and Jurisdiction) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.
IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED by Alexandros Laios	)
the duly authorised attorney-in-fact of	)	/s/ Alexandros Laios
CHILALI CORP.	)

SIGNED by Alexandros Laios	)
the duly authorised attorney-in-fact of	)	/s/ Alexandros Laios
RUMER HOLDING LTD.	)

SIGNED by Christina Margelou and Chryssa Voulgare	)
for and on behalf of	)	/s/ Christina Margelou and /s/ Chryssa Voulgare
EMPORIKI BANK OF GREECE S.A.	)

Witness to all the above	)
Signatures: Ronan Le Du	)	/s/ Ronan Le Du
Name:
Address:
47-49 Akti Miaouli
Piraeus
Greece
COUNTERSIGNED this 28 day of August 2009 by the following parties who, by executing the same confirm and acknowledge that they have read and understood the terms and conditions of the above Supplemental Agreement, that they agree in all respects to the same and that the Security Documents to which they are respectively a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrowers under the Loan Agreement, as amended by the above Supplemental Agreement, and they hereby reaffirm the Security Documents to which they are respectively a party as the same is amended by the above Supplemental Agreement.
/s/ Alexandros Laios
duly authorized on behalf of
NAVIOS MARITIME HOLDINGS INC.